Delta Corp Holdings Limited

Boundary Hall

Cricket Square

Grand Cayman, KY 1-1102

Cayman Islands

VIA EDGAR

August 30, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Kevin Dougherty

Re:	Delta Corp Holdings Limited Request for Withdrawal of Registration Statement on Form F-4 File No. 333-274699

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Delta Corp Holdings Limited (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form F-4 (File No. 333-274699) initially filed with the Commission on September 26, 2023, as amended by Amendment No. 1 to the Registration Statement, filed with the Commission on January 16, 2024, as further amended by Amendment No. 2 to the Registration Statement, filed with the Commission on February 16, 2024 and as further amended by Amendment No. 3 to the Registration Statement, filed with the Commission on March 1, 2024, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was declared effective by the Commission on March 6, 2024.

The Registrant is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement and it confirms that no securities have been sold in connection with the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

Please feel free to contact Barry I. Grossman, Esq., or Sarah Williams, Esq., of Ellenoff Grossman & Schole LLP, legal counsel to the Registrant, at 212-370-1300 if you have any questions. Thank you for your assistance with this matter.

Very Truly Yours,

DELTA CORP HOLDINGS LIMITED

By:	/s/ Joseph Nelson
Name: Title:	Joseph Nelson Chief Financial Officer

cc:	Sarah E. Williams, Esq.
Ellenoff Grossman & Schole LLP